

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2021

Terrence Moorehead
Chief Executive Officer
Nature's Sunshine Products, Inc.
2901 West Bluegrass Blvd., Suite 100
Lehi, Utah 84043

> **Re: Nature's Sunshine Products, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 12, 2021**
> **File No. 333-257823**

Dear Mr. Moorehead:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Marx, Esq.